Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SureWest Communications
Commission File No.: 000-29660

Date:	February 22, 2012

To:	All Consolidated Communications Employees

From:	Bob Currey, President and CEO

Subject:	SureWest Acquisition Update

It’s been about two weeks since the announcement of the purchase of SureWest Communications and I wanted to give you an update on our progress to combine the companies.

On Tuesday and Wednesday of last week, Bob Udell and I traveled to Lenexa, Kansas and Roseville, California, and met with all the SureWest employees, in a total of five meetings.  We told our Consolidated Communications story and talked about our approach to merging our two companies. I couldn’t have been more pleased with the enthusiasm from the SureWest employees. Of course there were many questions, and some understandable uneasiness, but they were generally very positive and inquisitive. Many of their questions can’t be answered until we’re further into the integration process and we encouraged them to stay focused on their customers and company’s 2012 objectives until the transaction closes, which we hope to be by Q3.

I’m equally pleased with the positive reaction from our employees. We were ready for this acquisition and having the experience of a number of successful integrations behind us, we are well prepared.

Since the meetings last week, there have been a number of discussions between the Executive Teams at both SureWest and Consolidated, and we have begun the planning process necessary to ensure a smooth integration of the operations of both companies.  While everyone’s number one priority between now and the time the transaction closes is to make our numbers, care for our customers and continue our business and residential broadband growth, the integration planning activities are already beginning and will intensify over time.

Steve Childers, Consolidated Communications CFO and Dan Bessey, SureWest CFO, have been named Transition Officers.  Between now and the time the transaction closes, they and their teams will be tasked with planning a smooth transition of the accounting and financial reporting  functions so that on the day after closing all the necessary tracking and reporting can be accomplished.

Dan and Steve will also serve as “coordination points” for approving those employees in either company who feel a need to begin integration planning discussions with their counterparts.  As public companies, we must take care to ensure that we are continuing to act as independent companies prior to closing, and Dan and Steve will help us fulfill that obligation.

As we have done in the past, the overall approach to integration will be to establish a project team with representatives from both companies to ensure a successful integration. That team will then develop a project plan for every major integration activity. When we get a little further on in the process we will provide additional information about the integration plans and the project management office.

Here’s a list of some things that have already been accomplished and next steps:

✓	File with the CA Public Utility Commission (Feb. 10)
✓	Complete Hart-Scott-Rodino filing (Feb. 15)
✓	Meet with all SURW employees (Feb. 14 – Feb. 15)
✓	File with FCC (Feb. 17)
✓	Name Transition Officers on both sides (Feb. 21)
•	Begin integration planning (underway)
o	Project list and priorities
o	Org. structure and people
•	File with the KS/MO Public Utility Commissions (by Feb. 24)
•	Coordinate 2011 10K's and Q4/Full Year earnings releases (March 1)
•	SURW shareholder meeting/shareholder vote (Q2)
•	CNSL shareholder meeting/shareholder vote (Q2)
•	June – Update meetings with SURW employees
•	Closing (Q3/Q4)
•	Post-closing: integration project reporting & oversight (Bi-weekly)
•	HR Integration: Comp & Benefits (January 1, 2014)

Thanks in advance for the work that’s ahead of us.  I was proud to represent Consolidated Communications at the SureWest employee meetings last week and I’m confident in our collective ability -- every one of you -- to successfully combine our companies and make us even stronger.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange

Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and SureWest will file with the Securities and Exchange Commission. Investors in the Company or SureWest are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. A final proxy statement or prospectus/proxy statement will be mailed to the Company’s shareholders and shareholders of SureWest.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of shareholders. Information about the directors and executive officers of SureWest is set forth in the proxy statement for SureWest’s 2011 annual meeting of shareholders and SureWest’s Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.